Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273163
EQT EXETER REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 5 DATED SEPTEMBER 15, 2025
TO THE PROSPECTUS DATED APRIL 18, 2025
This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 18, 2025, as supplemented by Supplement No. 1 dated May 15, 2025, Supplement No. 2 dated June 16, 2025, Supplement No. 3 dated July 15, 2025 and Supplement No. 4 dated August 15, 2025 (as supplemented, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of October 1, 2025;
•to disclose the calculation of our August 31, 2025 net asset value (“NAV”) per share/unit for all share/unit classes;
•to provide an update on the current public offering; and
•to update the “Experts” section of the Prospectus.
October 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2025 (and repurchases, if applicable, as of September 30, 2025) is as follows:

Transaction Price (per share)
Class T	$10.77
Class S	$10.77
Class D	$10.77
Class I	$10.77
Class A-I	$10.62
Class A-II	$10.61
As of August 31, 2025, we had not sold any Class T, Class S or Class D common shares. The transaction price for each of our Class T, Class S and Class D common shares is based on the NAV per share for our Class I common shares as of August 31, 2025. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.
The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.
August 31, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per share/unit as of August 31, 2025 along with a comparable breakdown for the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of August 31, 2025 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of August 31, 2025 ($ and shares/units in thousands):

Components of NAV	August 31, 2025
Investments in real estate at fair value	$410,300
Cash and cash equivalents	54,774
Restricted cash	5,595
Other assets	1,346
Mortgage notes at fair value, net of deferred financing costs	(193,952)
Other liabilities	(2,874)
Management fee payable	(31)
Accrued performance participation allocation	(310)
Preferred stock	(224)
Net asset value	$274,624
Number of outstanding shares/units	24,544
The following table sets forth our total NAV and NAV per share/unit by class as of August 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$4,927	$28,965	$17,706	$686	$222,340	$274,624
Number of outstanding shares/units	457	2,729	1,670	60	19,628	24,544
NAV per share/unit as of August 31, 2025	$10.77	$10.62	$10.61	$11.33	$11.33
The valuation of our investments in real estate as of August 31, 2025 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor. The weighted averages for certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.45%	5.95%

A change in these assumptions would impact the calculation of the value of the investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of the investments in real estate:

Input	Hypothetical Change	Industrial Property Values
Discount Rate	0.25% decrease	1.97%
(weighted average)	0.25% increase	(1.90)%
Exit Capitalization Rate	0.25% decrease	2.53%
(weighted average)	0.25% increase	(2.34)%
Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of July 31, 2025 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of July 31, 2025 ($ and shares/units in thousands):

Components of NAV	July 31, 2025
Investments in real estate at fair value	$407,900
Cash and cash equivalents	52,939
Restricted cash	5,595
Other assets	1,256
Mortgage notes at fair value, net of deferred financing costs	(193,128)
Other liabilities	(3,245)
Management fee payable	(29)
Accrued performance participation allocation	(247)
Preferred stock	(222)
Net asset value	$270,819
Number of outstanding shares/units	24,342
The following table sets forth our total NAV and NAV per share/unit by class as of July 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$4,661	$28,725	$15,849	$679	$220,905	$270,819
Number of outstanding shares/units	434	2,718	1,502	60	19,628	24,342
NAV per share/unit as of July 31, 2025	$10.73	$10.57	$10.56	$11.25	$11.25
Status of our Current Public Offering
Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have sold approximately 464,597.98 Class I shares in the primary offering for gross offering proceeds of approximately $4,874,929 and 7,029.87 Class I shares pursuant to our distribution reinvestment plan for a total value of approximately $74,564. As of the date hereof, we have not sold any Class T, Class S or Class D shares in this offering. As of the date hereof, $4,995,050,507 in shares remain available for sale pursuant to this offering, including up to $999,925,436 in shares pursuant to our distribution reinvestment plan. We intend to offer and sell shares in our public offering on a monthly basis.

Experts
The statements included in this Supplement under the section titled “August 31, 2025 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.